                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         THE ELDER-BEERMAN STORES CORP.
                       (Name of Subject Company (Issuer))

                             ELDER ACQUISITION CORP.
                            THE BON-TON STORES, INC.
                       (Names of Filing Persons (Offeror))

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    284470101
                      (Cusip Number of Class of Securities)

                               James H. Baireuther
                            The Bon-Ton Stores, Inc.
                             2801 East Market Street
                            York, Pennsylvania 17402
                            Telephone: (717) 757-7660
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                    Copy to:
                               John M. Coogan, Jr.
                     Wolf, Block, Schorr and Solis-Cohen LLP
                          1650 Arch Street, 22nd Floor
                             Philadelphia, PA 19103
                            Telephone: (215) 977-2000

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*                    Amount of Filing Fee*
--------------------------------------------------------------------------------
Not Applicable                            Not Applicable
--------------------------------------------------------------------------------


* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
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[ ]   Check box if any part of the fee is offset as provided by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:         Not applicable.
      Form or Registration No.:       Not applicable.
      Filing Party:                   Not applicable
      Date Filed:                     Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third-party tender offer subject to Rule 14d-1

[ ]   issuer tender offer subject to Rule 13e-4

[ ]   going-private transaction subject to Rule 13e-3

[ ]   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]


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
                               (THE BONTON LOGO)
                                  NEWS RELEASE


FOR IMMEDIATE RELEASE                     CONTACT:
                                          Mary Kerr
                                          Divisional Vice President
                                          Corporate Communications
                                          (717) 751-3071


                      THE BON-TON TO ACQUIRE ELDER-BEERMAN

      YORK, PA.--SEPTEMBER 16, 2003--THE BON-TON STORES, INC. (NASDAQ: BONT) announced today that it has entered into a definitive merger agreement providing for The Bon-Ton's acquisition of The Elder-Beerman Stores Corp. (Nasdaq: EBSC) at a price of $8.00 per share in cash.

      Under the terms of the agreement, which has been approved by the boards of directors of both companies, The Bon-Ton will promptly commence a cash tender offer for all outstanding shares of Elder-Beerman, followed by a second step merger of Elder-Beerman with a Bon-Ton subsidiary. Among other things, completion of the tender offer is subject to: (i) the tender of at least two-thirds of the outstanding Elder-Beerman shares on a fully diluted basis,
(ii) the availability of the proceeds of the financings under previously received commitment letters and (iii) applicable regulatory approvals.

      Tim Grumbacher, The Bon-Ton's Chairman and Chief Executive Officer, is enthusiastic about the proposed business combination. Mr. Grumbacher commented, "We are very pleased to have the opportunity to merge these two strong retail companies. The strategic and operational potential of this business combination is exceptional and the ability to add value for our shareholders is equally as compelling. The companies have a similar customer base and comparable merchandise offerings, as well as little or no geographic overlap across the secondary markets we serve. We look forward to expanding our partnerships with the vendor community, banks and other business partners, as we work toward the common goal of maximizing the potential of this acquisition."

      Headquartered in Dayton, Ohio, The Elder-Beerman Stores Corp. is the nation's ninth largest independent department store chain and operates 68 stores in Ohio, West Virginia, Indiana, Michigan, Illinois, Kentucky, Wisconsin, Pennsylvania and Iowa.

      The Bon-Ton Stores, Inc., headquartered in York, Pennsylvania, operates 72 department stores in targeted markets in Pennsylvania, New York, Maryland, New Jersey, Connecticut, Massachusetts, New Hampshire, Vermont and West Virginia. The stores carry a broad assortment of quality, brand-name fashion apparel and accessories for women, men and children, as well as distinctive home furnishings.

Note: Statements made in this press release, other than statements of historical information, are forward looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may
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cause results to differ materially from those set forth in these statements.
Factors that could cause such differences include, but are not limited to, the possible failure to satisfy the conditions to the tender offer and the merger.

THIS ANNOUNCEMENT IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF ELDER-BEERMAN OR THE BON-TON. THE BON-TON INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION TENDER OFFER DOCUMENTS WITH RESPECT TO THE PROPOSED TENDER OFFER. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL INCLUDE IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF ANY DOCUMENTS FILED BY THE BON-TON WITH THE SEC AT THE SEC'S WEBSITE AT WWW.SEC.GOV OR FROM THE BON-TON AT 2801 EAST MARKET STREET, YORK, PA 17402, ATTN: INVESTOR RELATIONS.


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